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Securities and Exchange
MAR 05 2018
RECEIVED

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53582 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HEADWATERS BD LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1225 17TH STREET, SUITE 1725
(No. and Street)

DENVER (City) COLORADO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK CASPER (303) 531-4604
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EKS&H LLLP
(Name – *if individual, state last, first, middle name*)

8181 EAST TUFTS AVE, SUITE 600 (Address) DENVER (City) COLORADO (State) 80237 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

ED

# OATH OR AFFIRMATION

I, MARK CASPER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HEADWATERS BD LLC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRENT W. SCHULLER
Notary Public
State of Colorado
Notary ID # 20164038100
My Commission Expires 10-05-2020

Notary Public

Signature

VICE PRESIDENT OF FINANCE

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEADWATERS | BD

# Financial Statements
# and
# Independent Auditors' Report
# December 31, 2017

This report is deemed A PUBLIC DOCUMENT in accordance with Rule 17a-5(c)(3).

## Table of Contents

EKS&H

8181 East Tufts Avenue, Suite 600
Denver, Colorado 80237-2579
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

EKS&H LLLP

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Headwaters BD, LLC
Denver, Colorado

## OPINION ON THE FINANCIAL STATEMENT

We have audited the accompanying statement of financial condition of Headwaters BD, LLC (the "Company") as of December 31, 2017, and the related notes to the financial statements. In our opinion, the financial statement presents fairly, in all material respects, the financial position of Headwaters BD, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

## BASIS FOR OPINION

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EKS+H LLLP

EKS&H LLLP

February 27, 2018
Denver, Colorado

We have served as the Company's auditors since 2006.

## HEADWATERS BD, LLC

### Statement of Financial Condition

### December 31, 2017

#### Assets

| | |
|---|---|
| **Current Assets** | |
| Cash | $ 6,597,263 |
| Advisory and other fees receivable, net | 2,328,439 |
| Prepaid expenses | 6,038 |
| Total current assets | 8,931,740 |
| **Total Assets** | $ 8,931,740 |

#### Liabilities and Member's Equity

| | |
|---|---|
| **Current Liabilities** | |
| Accounts payable and accrued expenses | $ 2,617,279 |
| Accrued bonus | 575,777 |
| Related party payable | 13,361 |
| Total current liabilities | 3,206,417 |
| **Commitments** | |
| **Member's Equity** | 5,725,323 |
| **Total liabilities and Member's Equity** | $ 8,931,740 |

See notes to financial statements

# HEADWATERS BD, LLC

## Notes to Financial Statements

### Note 1 - Description of Business and Summary of Significant Accounting Policies

#### Organization

Headwaters BD, LLC (the "Company") was formed in December 2005 as a Delaware limited liability company and began operations January 1, 2006. The Company, headquartered in Denver, Colorado, is licensed as a broker-dealer with the SEC and is a registered member of the Financial Industry Regulatory Authority. The Company offers its clients a variety of investment banking services, including mergers and acquisitions, capital raising, and financial advisory services. The Company is engaged in a single line of business as a securities broker-dealer. The Company is exempt from Rule 15c3-3 under Subsection (K) and does not hold, nor does it plan to hold, any customers' securities or funds. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

The Company is a wholly owned subsidiary of Headwaters MB, LLC (the "Parent"). Accordingly, this affiliation should be taken into consideration in reviewing the accompanying financial statements. The operating results could vary from those that would have been obtained had the Company operated with unaffiliated parties.

On November 30, 2017 (the "Transaction Date"), the parent company, Headwaters MB contributed and assigned certain assets and liabilities of the Company, in exchange for cash and membership interests in Capstone Enterprises. Excluded assets were the equity interests in Headwaters BD, operating cash, accounts receivable under the retained contracts, and the rights under the practice agreements. The transaction was effective November 30, 2017, and closed on December 22, 2017 after FINRA transaction approval on December 21, 2017.

In addition, a revenue sharing agreement was entered into between Capstone Corporate Finance, Capstone Capital Markets, and the Company on December 22, 2017, effective November 30, 2017 and expiring the earlier of when all retained contracts have been assigned, expired, terminated or fully performed or December 31, 2018, whereby all revenue received under the retained contracts, after expenses are deducted, is shared between the Company and Capstone Capital Markets based on the parties performing the services. The Company is the contracting party under the retained contracts and is responsible for collection under the contracts. As a result of the transaction, Headwaters BD operations have effectively continued as part of Capstone Corporate Finance, with the exception of the retained contracts, as Headwaters BD executed all contracts through Capstone Corporate Finance subsequent to the Transaction Date.

#### Cash

The Company reports all highly liquid short-term investments purchased with original maturities of three months or less as cash equivalents. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

#### Concentrations of Credit Risk

The Company grants credit in the normal course of business to customers. The Company assesses the financial condition of its customers to reduce credit risk.

## Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

### Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash, receivables, prepaids, and accrued expenses, approximated fair value as of December 31, 2017, because of the relatively short maturity of these instruments.

### Advisory and Other Fees Receivable

Advisory and other fees receivable are non-interest-bearing and are recorded as earned by the Company. An allowance for uncollectible amounts is established to cover future losses based on management's best estimate of uncollectible amounts. Uncollectible receivables are charged against the reserve when identified. As of December 31, 2017, the Company has an allowance against its receivables of $45,000.

### Property and Equipment

Property and equipment were stated at cost. Depreciation and amortization was provided utilizing the straight-line method over the estimated useful life for owned assets, which was estimated to be three years, or the related lease terms for leasehold improvements.

### Income Taxes

The Company has elected to be treated as a limited liability company for income tax purposes. Accordingly, all taxable income and losses are reported on the income tax return of the managing member, and no provision for income taxes has been recorded in the accompanying financial statements.

The Company applies guidance of Accounting Standards Codification Topic 740, *Accounting for Uncertainty in Income Taxes*. Under this guidance, if taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the managing member rather than the Company. Accordingly, there would be no effect on the Company's financial statements.

The Tax Cuts and Jobs Act ("Tax Act") was signed into law on December 22, 2017. The Tax Act includes significant changes to the U.S. corporate income tax system, including a federal corporate rate reduction from 35% to 21% effective January 1, 2018; limitations on the deductibility of interest expense and executive compensation; eliminating the corporate alternative minimum tax ("AMT") and changing how existing AMT credits can be realized; changing the rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017; and, the transition of U.S. international taxation from a worldwide tax system to a territorial tax system. The Company does not expect the Tax Act to have a financial impact on the Company because, as a limited liability company, it is not subject to federal income tax and the tax effect of its activities accrues to the members.

## Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Related Party Transactions

Periodically, the Company loans and receives payments on non-interest bearing short term advances to the Parent.

### Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the financial statement is available to be issued. There were no material subsequent events that required recognition or disclosure in the financial statement.

## Note 2 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. The Company's net capital at December 31, 2017 was $4,508,417, which exceeded the minimum net capital requirement. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital ratio was 0.87 to 1 as of December 31, 2017.

## Note 3 - Member's Equity

Effective April 5, 2013, the Parent adopted an Amended and Restated Operating Agreement (the "Agreement"). The Agreement converted Class A Preferred shares under the prior operating agreement into Class B Common shares. The Agreement converted Class B Preferred shares under the prior operating agreement into Class C Common shares.

The second amended and restated operating agreement included a 2010 Equity Incentive Plan (the "2010 Plan"). The 2010 Plan allowed for the Parent to grant profit interests to employees and affiliates for performing services to or for the benefit of the Company.

## Note 3 - Member's Equity (continued)

The original operating agreement included a 2001 Equity Incentive Plan (the "2001 Plan"), which offered Class B share options. Under the Agreement, the outstanding options from the 2001 Plan allowed holders of the Class B share options to exercise the options for an equal number of Class C Common shares under the Agreement. The converted shares contain the same rights and privileges of the options prior to conversion.

### Profit Interests

Periodically, the Parent may issue Class A Common shares profit interests to the Company's employees and affiliates. As of December 31, 2017, there were 350,000 Class A Common shares profit interests outstanding.

The profit interests were 100% vested upon issuance and allow the holder to participate in the profits and losses and distributions of the Parent from the date of grant in proportion to their percentage interest. The holder does not receive an initial capital account. The Company determined that the profit interests should be reported as equity instruments; however, a value could not be reasonably estimated at the grant date. As of the Transaction Date, the profit interests were deemed to no longer have value.

### Share Options

As of December 31, 2017, there were 300,000 share options outstanding.

## Note 4 – Commitments

### Operating Leases

The Company leases office space and facilities under non-cancelable operating leases.

Future minimum lease payments under the leases are approximately as follows:

| Year Ending December 31: | |
|---|---|
| 2018 | $ 194,740 |
| 2019 | 48,756 |
| | $ 243,496 |

EKS&H

8181 East Tufts Avenue, Suite 600
Denver, Colorado 80237-2579
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

EKS&H LLLP

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Managing Member
Headwaters BD, LLC
Denver, Colorado

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Headwaters BD, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EKS+H LLLP
EKS&H LLLP

February 27, 2018
Denver, Colorado

**HEADWATERS BD, LLC**
**EXEMPTION REPORT**
SEC Rule 17a-5(d)(4)

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Headwaters BD, LLC is a broker/dealer registered with the SEC and FINRA.
- Headwaters BD, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2017.
- Headwaters BD, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:
    - ► The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)."
- Headwaters BD, LLC has met the identified exemption provisions throughout the fiscal year ended December 31, 2017 without exception.
- Headwaters BD, LLC has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2017.

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed: ______________________
Mark Casper
Vice President, Finance (FINOP)